News release

16 December 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Announcement of Non-Discretionary Share Buyback Programme

Reed Elsevier PLC and Reed Elsevier NV (the “Companies”) announce that, following the conclusion of their £600 million share buyback programme in 2013, the Companies will, based on their strong financial position and cash flow characteristics, implement an additional irrevocable, non-discretionary programme to repurchase their respective ordinary shares up to the value of £100 million in total between 1 January 2014 and 27 February 2014. The ratio of the respective ordinary shares to be bought back by each of the Companies over the course of this period will be set by reference to the equalisation ratio and their respective issued share capital. The Companies intend that shares purchased will be held in treasury.

Any share purchases will be made on behalf of the Companies within certain pre-set parameters and in accordance with the general authorities of the Companies to repurchase shares. In addition, any share purchases effected by Reed Elsevier PLC will be in accordance with Chapter 12 of the Listing Rules and any share purchases effected by Reed Elsevier NV will be in accordance with the EU’s Buy-back and Stabilisation Regulation.

- ENDS -

Enquiries
Colin Tennant (Investors)
Tel : +44 (0)207 166 5751
Mob : +44 (0)7824 520946

Paul Abrahams (Media)
Tel : +44 (0) 20 7166 5724

Notes to editors
About Reed Elsevier
Reed Elsevier Group plc is a world leading provider of professional information solutions. The group employs approximately 28,500 people of whom half are in North America. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV; the combined market capitalisation of the two parent companies is approximately £19bn/€22bn. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL.